Exhibit 107

CALCULATION OF FILING FEE TABLES

Schedule 14A

(Form Type)

Altitude Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee

Fees to be Paid(1)	$158,126,065.19(2)	0.00011020	$17,425.49(3)

Fees Previously Paid

Total Transaction Valuation	$17,425.49

Total Fees Due for Filing			$17,425.49

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$17,425.49

(1)

The aggregate number of securities of Altitude Acquisition Corp. (the “Company”) to which this transaction applies is estimated to be 48,000,000 shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”) and 6,500,000 warrants to purchase shares of Class A Common Stock (“Warrants”), plus an additional up to 6,500,000 Warrants if certain earnout conditions are satisfied, pursuant to the Business Combination Agreement dated April 23, 2023 by and among the Company, Altitude Merger Sub I, Inc., Altitude Merger Sub II, LLC, Picard Medical, Inc. and Hunniwell Picard I, LLC (“Business Combination Agreement”).

(2)

Pursuant to Rule 0-11 of the Exchange Act, the proposed maximum aggregate value of the transaction is equal to the value of the securities to be transferred to security holders of Picard Medical, Inc., based upon the market value of the Picard Medical, Inc. securities to be received by Altitude Acquisition Corp. in the transaction. Such amount was calculated as (i) 22,456,623 shares of Picard common stock (on an as-converted to common stock basis) multiplied by (ii) the book value of per share as of August 9, 2023, which was $7.0414.

(3)

In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying 0.00011020 by the proposed maximum aggregate value of the transaction in note (2) above.